

Mail Stop 4546

September 14, 2016

VIA E-mail
Eric d'Esparbes
Senior Vice President, Finance and Chief Financial Officer
Innoviva, Inc.
2000 Sierra Point Parkway, Suite 500
Brisbane, CA 94005

> **Re: Innoviva, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **Form 8-K dated July 28, 2016**
> **Filed July 28, 2016**
> **File No. 000-30319**

Dear Mr. d'Esparbes:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015
Notes to Consolidated Financial Statements

1. Description of Operations and Summary of Significant Accounting Policies

Segment Reporting, page 59

1. Please tell us your consideration for disclosing revenue by product and by geographic area. In this regard, it appears that your royalty revenue is derived substantially from two products sold in multiple countries. Refer to ASC 280-10-50-40 and 50-41.

Capitalized Fees paid to a Related Party, page 61

2. Your disclosure indicates that you amortize the capitalized fees for each product separately by country. Please tell us whether your determination as to:
   - when to review capitalized fees for impairment,
   - determine whether or not capitalized fees are recoverable, and
   - measure the amount of any impairment

   is on a product/country basis consistent with how you maintain capitalized fees for amortization. If not, provide us an explanation as to your basis for reviewing and determining recoverability and impairment with reference to authoritative literature. Consider clarifying your disclosure in future filings. Further, tell us your consideration for providing disaggregated disclosure of capitalized fees by product and country.

Form 8-K filed July 28, 2016
Exhibit 99.1

3. Refer to your use of the non-GAAP measure "adjusted cash EPS." Based on its name as well as what it is used to assess about the company by management and "external users" as described herein, it appears to be a prohibited measure. Please refer to non-GAAP financial measures compliance and disclosure interpretations question 102.05. Confirm to us that you will no longer use this measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Peklenk, Staff Accountant at (202) 551-3661 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance